UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2025

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices, 16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 25, 2025, Galmed Pharmaceuticals Ltd. (the “Company”) issued a press release entitled “Galmed Announces Digital Asset Management Strategy to Enhance Capital Efficiency and Drive Shareholder Value.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on August 25, 2025, the Company entered into a termination agreement of a previously announced binding term sheet that was entered into with Entomus s.r.o. for an exclusive license to develop and commercialize a Self-Emulsifying Drug Delivery System (SEDDS) formulation. Following additional due diligence and discussions between the parties, the Company has decided to modify and de-risk the structure of its participation so that the Company will not lead the project. Instead, a new UK-based company has been established for the development and commercialization of the SEDDS formulation in which it is contemplated that the Company will acquire up to 25% of its share capital, subject to execution of definitive documentation and approval of the Company’s board of directors.

The Company is filing certain updated risk factors disclosure applicable to its business for the purpose of supplementing and updating disclosures contained in the Company’s prior public filings including those discussed under the heading “Item 3.D. Risk Factors” in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 2, 2025. The supplemental updated risk factors are filed herewith as Exhibit 99.2 and are incorporated herein by reference.

This Form 6-K, the first three paragraphs of the press release attached hereto as Exhibit 99.1 and the supplemental risk factors attached hereto as Exhibit 99.2 are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441 and 333-284163) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 25, 2025.
99.2	Supplemental Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 25, 2025	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer